Exhibit 6.6(a)

AGREEMENT OF PURCHASE, SALE, AND CO-OWNERSHIP

I GOT A GAL

THIS AGREEMENT OF PURCHASE, SALE, AND CO-OWNERHSIP made and entered into this 12th day of June, 2021, by and between:

Commonwealth Thoroughbreds LLC

1450 N Broadway

Lexington, KY 40505

(hereinafter referred to as “Commonwealth” or the "Buyer")

and

Exline-Border Racing LLC
984 Vista Cerro Drive
Paso Robles, CA 93446

(hereinafter referred to as “Exline” or
the "Seller").

W I T N E S S E T H:

1.             Recital. The Seller is the owner of the two-year-old bay Thoroughbred filly named I Got A Gal by Pioneerof The Nile out of Desert Illusion by Sky Mesa (the "Filly"). The Seller has agreed to sell a thirty-three percent 33% interest (the “Interest”) in the Filly to Buyer, and Buyer has agreed to purchase the Interest in Filly from Seller, all for the price and upon the terms and conditions hereinafter provided.

2.             Agreement to Buy and Sell. Seller hereby sells to Buyer, and Buyer hereby purchases the Interest in and to the Filly from Seller, for the price and upon the terms and conditions hereinafter provided.

3.             Purchase Price and Payment Other Consideration.

3.1         Price. The full purchase price to be paid by Buyer to Seller, for the Interest in the Filly, shall be the sum of FIFTY-THREE THOUSAND SIX HUNDRED TWENTY-THREE U.S. Dollars and THIRTY-FIVE cents ($53,623.35 U.S.), net to Seller.

3.2         Retained Interest: Seller shall retain a sixty-seven percent (67%) interest in and to the Filly (the “Retained Interest”).

3.3         Payment. Payment of the purchase price is to be transferred to an account designated by the Seller upon satisfaction or waiver of all the conditions set forth herein below and the execution of this Agreement and the Bill of Sale of even date herewith.

  4.             Representations, Warranties, and Covenants of Seller.

4.1       Title and Encumbrances. The Seller represents and warrants to Buyer that it owns the Interest in and to the Filly, free and clear of all liens, claims, charges or encumbrances whatsoever, has the good right and full power to sell and transfer the Interest in and to the Filly as contemplated by this Agreement and has not transferred, pledged or encumbered in any fashion whatsoever any present or future right to which the Seller is entitled with respect to the Filly.

4.2         Authority. The Seller has the right and full authority to execute and deliver this Agreement and all other necessary or appropriate documentation in connection with the transactions contemplated hereby.

4.3         Taxes. Seller warrants that there are no unpaid taxes of any kind whatsoever due and payable with respect to the ownership of the Filly by the Seller. The Filly is transferred to Buyer by Seller free of any such claims. Seller also warrants that the Filly is presently located in California in the care and training of the Seller. Buyer and Seller agree that if any sales, use, franchise, excise and other similar taxes, assessed as a result of the purchase and sale of the Interest by any governmental authority, then such tax shall be borne equally by the Buyer and the Seller.

4.4         Warranty. Seller warrants, with respect to the Filly, that it knows of no existing or previous condition, (other than those conditions which may be discovered and disclosed upon reasonably inspection by the veterinarian performing the pre-purchase examination) that would materially affect the filly’s health, soundness, or suitability for training, racing or breeding. Buyer accepts the Filly as is, where is, with all faults. Seller makes no express or implied warranties of any kind, other than the warranty of title in section 4.1 above, with respect to the filly. There is no warranty of merchantability, suitability or fitness for a particular purpose made by Seller in connection with the sale of the Filly to eh Buyer as sold hereby.

4.5         Survival of Representation and Warranties. All representations, warranties and agreements made by the Seller in this Agreement are made as of the date of Closing, shall survive the Closing and shall remain in full force and effect.

4.6         Veterinarian's Certificate of Soundness. The Buyer shall cause the Filly to be examined by a licensed veterinarian acceptable to Buyer and Buyer's insurance company prior to 5 p.m. EST on July 26, 2021, and shall obtain from said veterinarian an opinion, satisfactory to Buyer, in his sole discretion, certifying that the Filly is a suitable and acceptable horse for Buyer and is fully insurable.

  5.             Post Purchase Management.

5.1         Training/Other Expenses. Buyer and Seller agree that all costs associated with all reasonable board, care (veterinary, farrier, transportation and other such training) and training fees incurred to care for, train and race the Filly, shall be borne pro-rata by the Buyer (33%) and Seller (67%) for so long as the Filly is co-owned by Buyer and Seller.

5.2         Training/Racing Management/Sale. The Filly will be trained, raced and cared for under the mutual management of Commonwealth and Exline. All decisions related to the Filly’s' training, racing and care, after consultation between Buyer and Seller, will be made by mutual agreement. The Filly shall run with the owners listed in the track program and the Daily Racing Form as Exline-Border Racing LLC and CMNWLTH.

5.3         Division of Purses. All purse monies and expenses shall be allocated on a pro-rata basis (67% to Exline and 33% to Commonwealth). Exline shall be designated to receive the purse monies and shall send Commonwealth it’s thirty-three percent (33%) share of the purse, with a detailed statement of all earnings and deductions there from, within seventy-two (72) hours of receipt of those funds.

5.4         Colors. Subsequent to the date of this Agreement the Filly will run in Commonwealth Thoroughbreds LLC's colors every third race.

5.5         Awards. If and when the Filly is awarded any trophy, plaque or other tangible personal property (an "Award") as a result of participating in a race, Exline shall be entitled to the original Award and Commonwealth shall be entitled to a duplicate to be paid for on a pro-rata basis.

5.6         Transfer Provisions. Both Buyer’s and Seller’s ability to transfer an interest in the Filly shall be governed by the following provisions:

Commonwealth may conduct an offering of fractional interests and upon any closing of such offering, may transfer all or part of its Interest to its designated Series LLC.

Either Buyer or Seller shall have the right to transfer all or part of its interest (an “Interest”) subject to a right of first refusal (the “Right of First Refusal”) by the other in accordance with the following terms and conditions:

a)

If either party receives a bona fide written offer (the “Offer”) from a third party for their Interest, or any fraction thereof, which they desire to accept, they shall send notice thereof, together with a copy of the written Offer to the other.

b)

For five (5) days following receipt of notice of the Offer, the receiving party shall have a Right of First Refusal to purchase the Interest (of fraction thereof) subject to the Offer at the price and on the terms contained in the Offer.

c)

If the party receiving the notice of the Offer desires to purchase the Interest rather than allow it to be sold to a third party, then the party receiving the notice of the Offer shall exercise their Right of First Refusal by giving notice to the party receiving the Offer from a third party. Closing of a purchase of the Interest (or fraction thereof) shall be within ten (10) days of receipt of the notice of exercise of the Right of First Refusal and shall be at the price and on the terms contained in the Offer.

d)

If the party receiving notice of the Offer does not desire to purchase the Interest (or fraction thereof), such party shall notify the other party in writing. After receipt thereof, the party receiving the Offer from a third party shall have the right to sell the Interest (or fraction thereof) to the third party in accordance with the Offer for a period for thirty (30) days subsequent to the expiration of the Right of First Refusal provided hereby.

5.7         Impasse Arbitration: In the event Buyer or Seller believes they have reached an impasse about management, including, but not limited to, the decision of whether or not to offer to sell the Filly (privately or, through entry in a claiming race) and/or retire the Filly, or when and to what farm to retire the Filly or the selection of trainer(s), location the Filly will be trained and/or raced or the decision to enter the Filly in a particular race, after having exercised their best efforts to resolve such impasse through good faith negotiation, either Co-Manager may require the other Co-Manager to submit the Dispute to the then current trainer of the Horse, if good faith negotiations among the Co-Managers do not resolve the Dispute. Such Dispute shall be decided by the then current trainer of the Horse, whose decision shall be memorialized in writing and shall be binding upon all parties hereto. The Horse will not be retired or otherwise disposed of without the agreement of the Co-Managers.

  6.             The Closing.

6.1         Time and Place. Upon the satisfaction or waiver by Buyer of all the conditions set forth in this Agreement, the Buyer shall wire transfer the purchase price to the Seller for receipt no later than June 12, 2021.

6.2        Transfer of Title and Risk of Loss. Risk of loss, title to and possession of the Filly shall pass to Buyer upon payment of the Purchase Price and delivery to Buyer of the fully executed original Agreement of Purchase and Sale, the Jockey Club Certificate of Foal Registration endorsed to indicate the thirty-three percent (33%) interest transferred to Buyer and the Bill of Sale in the form attached.

  7.             Advice of Counsel.            Each party hereto represents and warrants that it has read and understands the terms of this Agreement that they enter into it upon the legal advice of attorneys of their own choice and that they have been advised concerning the terms of this Agreement by their respective attorneys. Each of the parties represents that they have read and understand the contents of this Agreement that they have executed it voluntarily and that they have not been unduly influenced by any person, persons or attorney acting on behalf of anyone.

  8.             Miscellaneous.

8.1         Binding Effect of Agreement. This Agreement shall be binding upon and shall inure to the benefit of the parties to this Agreement and their respective heirs, personal representatives, administrators, successors, assigns and transferees, whether with or without consideration.

8.2         Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one in the same instrument.

8.3         Attorneys Fees and Costs/Jurisdiction. In the event of any litigation arising out of this Agreement, the prevailing party shall be entitled to recover all reasonable costs incurred together with reasonable attorney's fees, including any attorney fees and costs incurred incidental to a successful appeal. This Agreement and the Bill of Sale executed in conjunction herewith shall be governed by and construed in accordance with the laws of the State of California. The Buyer and the Seller agree that any legal action or proceeding with respect to this Agreement, Bill of Sale or any other documentation in connection with this transaction may be brought in any court of competent jurisdiction in the State of California and the Buyer and the Seller hereby submit to the jurisdiction of such courts.

8.4         Acceptance by Seller. This Agreement must be accepted by the Seller on or before 5 p.m. EST on the date hereof (unless waived by the Buyer) or the offer to purchase will be null and void, shall be of no force and effect and the Buyer shall have no further obligations hereunder.

8.5       Entire Agreement. This Agreement represents the entire agreement between the parties regarding the subject matter hereof. Any and all prior or contemporaneous oral agreements or written offers or agreements regarding the subject matter hereof are hereby revoked and are superseded by this Agreement in all respects. This Agreement may not be amended except by the execution of a written amendment signed by both parties.

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Agreement effective as of the day and year first above written, but actually on the dates indicated below.

SELLER: Exline-Border Racing LLC
Date:	26 August 2021

BUYER: COMMONWEALTH
THOROUGHBREDS LLC

Date:	26 August 2021

BILL OF SALE

Exline-Border Racing LLC (hereinafter called “Seller”) is the owner of the two-year-old bay Thoroughbred Filly named I GOT A GAL by Pioneerof The Nile out of Desert Illusion by Sky Mesa (the "Filly").

That for and in consideration of the Purchase Price of FIFTY THREE THOUSAND SIX HUNDRED TWENTY THREE U.S. DOLLARS AND THIRTY FIVE U.S. CENTS ($53,623.35 U.S.), net to Seller, and other good and valuable consideration, receipt of which is hereby acknowledged, the Seller on this day hereby bargains, sells and transfers all of its right, title and interest in and to a thirty-three percent (33%) Interest in the Filly (the “Interest”) to Commonwealth Thoroughbreds LLC (hereinafter called “Buyer”).

The Seller represents and warrants to the Buyer that it owns the Interest in and to the Filly free and clear of all liens, charges or encumbrances whatsoever, and has the good right and full power to sell and transfer the Interest in and to the Filly as contemplated by this Bill of Sale. Title to, risk of loss and possession of the Filly shall pass to Buyer upon payment of the Purchase Price and delivery of the Jockey Club Certificate of Foal Registration endorsed to the Buyer, the fully executed original Agreement of Purchase and Sale and Bill of Sale executed by the Parties.

SELLER WARRANTS, WITH RESPECT TO THE FILLY, THAT IT KNOWS OF NO EXISTING OR PREVIOUS CONDITION THAT WOULD MATERIALLY AFFECT THE FILLY’S HEALTH, SOUNDNESS, OR SUITABILITY FOR RACING OR BREEDING. SELLER ALSO WARRANTS TITLE AS SET FORTH ABOVE. BUYER ACCEPTS THE FILLY AS IS, WHERE IS, WITH ALL FAULTS. SELLER MAKES NO EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, OTHER THAN THE WARRANTY OF TITLE IN SECTION 4.1 ABOVE, WITH RESPECT TO THE FILLY. THERE IS NO WARRANTY OF MERCHANTABILITY, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE MADE BY SELLER IN CONNECTION WITH THE SALE OF THE FILLY TO THE BUYER AS SOLD HEREBY.

IN WITNESS WHEREOF, the Seller has executed this Bill of Sale and had caused it to be delivered to Buyer this 12th day of June, 2021.

BUYER: Commonwealth Thoroughbreds LLC	SELLER: Exline-Border Racing LLC